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[TRANSITION AUTO LEASING LOGO]

September 1, 2005

United States Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Ms. Angela Crane:

Please allow me to address each item in your letter dated July 7, 2005 as it applies to the 2004 10-KSB for Transition Auto Finance III, Inc.

In Item 1 of your letter, you requested that the filing be amended to include an audit report which contains the signature of our independent auditor. That was done in our amended filing on August 25, 2005 and addressed in my letter to you on that same date.

Item 2 requested an amended filing to include the reference to the United States PCAOB in the auditor's opinion. The original opinion contained the reference to the PCAOB but did not include the words United States. The amended filing now contains those two words and was also addressed in my letter, which accompanied the amended filing. We hereby confirm that the audit was performed according to the United States PCAOB.

Item 3 requested an amended filing to include an analysis of the changes in each caption of stockholders' equity (deficit) presented in the balance sheets. The original filing contained most of that information at the end of the Income Statement. A new report now contains a separate page "Analysis of changes in Stockholders' Equity (Deficit) after the Income Statement. This information was also included in my letter which accompanied the 10KSB/A.

Item 4, the last item to deal with the 10K for 2004, requested that we "Revise to clarify" Item 8A Controls and Procedures. My letter dated August 25, 2005 indicated that a rewritten Item 8A was included in the amended filing and I believe that the issue has been clarified.

The first paragraph on page 3 of your letter reads "As appropriate, please amend your Form 10-KSB for the year ending December 31, 2004 and respond to these comments...." ..."Please furnish a cover letter that keys your responses to our comments and provides any supplemental information." On August 25, 2005, we filed an amended 10-KSB/A with the cover letter you requested.

Item 5 addresses the 2nd Qtr 10-QSB and Items 307 and 308(c) of Regulation S-B. Please see the amended 10-QSB where Item 3 of Part 1 has been inserted.

Please see the amended filings to access the documents addressed above.

The Company is responsible for the adequacy and accuracy of the disclosure in filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please feel free to contact me.

Sincerely,

/s/ Kenneth C. Lowe
Kenneth C. Lowe, President

8144 WALNUT HILL LANE -- SUITE 680 -- DALLAS, TEXAS 75231 -- PHONE 214-360-9966
                                FAX 214-369-8239